

March 14, 2023

Lester Wong
Chief Financial Officer
Kulicke and Soffa Industries, Inc.
1005 Virginia Drive
Fort Washington, PA 19034

 Re: Kulicke and Soffa Industries, Inc.
 Form 10-K for the fiscal year ended October 1, 2022
 Filed November 17, 2022
 Form 10-Q for the quarterly period ended December 31, 2022
 Filed February 2, 2023
 File No. 000-00121

Dear Lester Wong:

 We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 1, 2022

Notes to Consolidated Financial Statements
Note 15: Income Taxes, page 65

1. We note that the majority of your pre-tax income is derived from foreign sources. Please disclose in future filings the amount of unremitted foreign earnings and the unrecognized deferred tax liability on unremitted foreign earnings or a statement that such determination is not practicable. See ASC 740-30-50-2b and 2c.

Note 16: Segment Information, page 68

2. We note the disclosure on page 23 of your Form 10-Q for the period ended December 31, 2022 that your Capital Equipment and Aftermarket Products and Services reportable

segments both consist of six aggregated operating segments. Please identify for us your operating segments and tell us in sufficient detail how you determined your operating segments meet all aggregation criteria described in ASC 280-10-50-11. In particular, explain how you determined all operating segments have similar economic characteristics. We note from your first quarter 2023 earnings call that management primarily discusses results and trends of your various "markets," such as automotive and industrial, wire bonding, wedge bonding, LED, and memory, with minimal discussion of your overall reportable segments. We further note from your disaggregated revenue disclosures on page 68 of your Form 10-K and page 20 of your most recent Form 10-Q that certain end markets appeared to have disparate revenue trends for the annual and interim periods presented.

Form 10-Q for the Quarterly Period Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 26

3. Please provide a more informative analysis and discussion of your results of operations in future filings. We note, for example, that you attribute the approximate 92% decline in your income from operations for the year-over-year interim periods "to lower revenues as explained...above." Further, you ascribe the approximate 62% decline in interim net revenues to lower volumes caused by "a decrease in customer investments as a result of uncertainties in the overall macroeconomic environment" and "a decrease in customer utilization." Enhance these overly broad and generic descriptions to provide a frame of reference that allows readers to understand the effects of material changes and events and known material trends and uncertainties arising during the periods being discussed, as well as their relative importance. Ensure that your revised disclosures assist in satisfying the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

    • to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

    • to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

    • to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing